

July 22, 2021

Eido Gal
Chief Executive Officer
Riskified Ltd.
220 5th Avenue, 2nd Floor
New York, NY 10001

> **Re: Riskified Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 19, 2021**
> **File No. 333-257603**

Dear Mr. Gal:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 Filed July 19, 2021

Recent Developments, page 18

1. Please revise to include an analysis of expected cost of revenue for the period ended June 30, 2021, as compared to the period ended June 30, 2020, including any trend information that would be relevant to an investor. Please discuss whether the trends evidenced in the preliminary financial results are consistent with the trends discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations. Please also revise to provide context for the ranges for each of operating loss and net loss. Please note that when a range is presented rather than a specific number, the range should be sufficiently narrow to be meaningful, and you should explain why you are not able to disclose an exact number.

Eido Gal
Riskified Ltd.
July 22, 2021
Page 2

Risk Factors

"The dual class structure of our ordinary shares has the effect of...", page 62

2. Please disclose the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval. Please also disclose that any future issuances of Class B shares may be dilutive to Class A shareholders.

Principal and Selling Shareholders, page 172

3. Please disclose all natural persons that control Fidelity Management & Research Company LLC (footnote 5) and General Atlantic RK B.V. (footnote 6).

 Please contact Cara Wirth at (202) 551-7127 or Jacqueline Kaufman at (202) 551-3797 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Marc D. Jaffe